Exhibit 99.89
DEVELOPMENT AND SUPPLY AGREEMENT
     This Development and Supply Agreement (this “Agreement”) is made as of this 26 th day of March, 2009 (“Effective Date”) by and between Theratechnologies Inc., having a principal place of business at 2310 Alfred-Nobel Boulevard, Montreal, P.Q., H4S 2B4, Canada (“Theratechnologies”) and Hospira Worldwide, Inc., having a principal place of business at 275 North Field Drive, Lake Forest, Illinois, 60045, U.S.A. (“Hospira”).
Witnesseth:
     Whereas, Theratechnologies owns rights to the compound, tesamorelin, a stabilized synthetic analogue of the growth hormone-releasing factor (GRF);
     Whereas, Theratechnologies intends to market, promote and sell the tesamorelin for the treatment of HIV-associated lipodystrophy (“Tesamorelin”) product in the United States;
     Whereas, Theratechnologies wishes to have Hospira manufacture for it a non-standard version of its standard sterile water for injection diluent;
     Whereas, Hospira has available for manufacture and sale such non-standard version of sterile water for injection and has received approval from the US Food and Drug Administration on its New Drug Application (NDA) for sterile water for injection filled and finished in a 10 mL plastic vial with [Redacted: Term] expiry dating; and
     Whereas, the parties desire that Hospira manufacture and sell to Theratechnologies its total U.S. requirements of the non-standard version of its regular sterile water for injection diluent.
     Now, Therefore, in consideration of the premises and the mutual promises and agreements contained herein, Theratechnologies and Hospira agree as follows:
Article 1. Definitions
     The following words and phrases when used herein with capital letters shall have the meanings set forth or referenced below:
     1.1 “Affiliate” shall mean any corporation or non-corporate business entity which controls, is controlled by, or is under common control with a party to this Agreement. A corporation or non-corporate business entity shall be regarded as in control of another corporation or non-corporate business entity if it owns, or directly or indirectly controls, in excess of fifty percent (50%) of the voting stock of the other corporation, or (a) in the absence of the ownership of in excess of fifty percent (50%) of the voting stock of a corporation or (b) in the case of a non-corporate business entity, if it possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such corporation or non-corporate business entity, as applicable.

     1.2 “cGMP” shall mean the current good manufacturing practices as set forth in 21 C.F.R. Part 210 and Part 211, as applicable.
     1.3 “Confidential Information” shall mean all information disclosed hereunder in writing and identified as being confidential or, if disclosed orally, visually or through some other media, is identified as confidential at the time of disclosure and is summarized in writing within [Redacted: Term] of such disclosure and identified as being confidential, except any portion thereof which:
          (a) is known to the recipient at the time of the disclosure, as evidenced by its written records or other competent evidence;
          (b) is disclosed to the recipient by a third person lawfully in possession of such information and not under an obligation of nondisclosure;
          (c) is or becomes patented, published or otherwise part of the public domain through no fault of the recipient;
          (d) is developed by or for the recipient independently of Confidential Information disclosed hereunder as evidenced by the recipient’s written records or other competent evidence; or
          (e) is required by law to be disclosed by the recipient, provided that the recipient gives the other party hereto prompt notice of such legal requirement such that such other party shall have the opportunity to apply for confidential treatment of such Confidential Information.
     1.4 “Minimum Purchase Requirement” shall have the meaning provided in Section 5.7.
     1.5 “NDA” shall mean a New Drug Application filed pursuant to the requirements of the FDA, as more fully defined in 21 C.F.R. § 314.3 et seq., as the same may be amended from time to time, a Biologics License Application filed pursuant to the requirements of the FDA, as more fully defined in 21 C.F.R. §601, as the same may be amended from time to time, and any equivalent application filed, together, in each case, with all additions, deletions or supplements thereto.
     1.6 “NDA Acceptance” shall mean the receipt of written notice from the FDA that the filing of an NDA for Tesamorelin has been accepted pursuant to and in accordance with 21 C.F.R. §314.101, as the same may be amended from time to time.
     1.7 “Packaging Specifications” shall mean those packaging and labeling specifications of the Product for the special tray labeling and artwork, vial labeling and artwork and corrugate packaging labeling and artwork, which are attached on Exhibit 1.7.
Theratechnologies — Hospira Diluent Agreement

     1.8 “Product” shall mean Hospira’s non-standard version of Hospira’s sterile water for injection diluent (Hospira List 4887-10), packaged in a 10 mL plastic vial with flip-top cap, with [Redacted: Term] expiry dating and meeting the Product Specifications.
     1.9 “Product Specifications” shall be substantially in the form of Hospira’s Certificate of Analysis, which form will certify the Product’s [Redacted: Term] expiry dating and confirming that the Product has been manufactured in accordance with all cGMP and all rules and regulations promulgated by the FDA, a form of such Certificate of Analysis is attached on Exhibit1.9.
     1.10 “Regulatory Approval” shall mean the approval of Tesamorelin for sale to the public in the United States markets by a relevant Regulatory Authority.
     1.11 “Regulatory Authority” shall mean any federal, state or local regulatory agency, department, bureau or other governmental entity of the United States, including the FDA, which is responsible for issuing approvals, licenses, registrations or authorizations necessary for the manufacture, use, storage, transport or sale of Product in the United States.
     1.12 “Third Party” shall mean a party other than Hospira or Theratechnologies and their respective Affiliates.
Article 2. Product Development Project
     2.1 General. Promptly following the Effective Date and upon receipt of a written purchase order from Theratechnologies, Hospira shall undertake a product development project (the “Project”) consisting of the bulk packaging container design activities set forth in Exhibit 2.1. The price for the activities to be undertaken and completed in the Project shall be [Redacted: Price], payable no later than [Redacted: Term] after the date of Hospira’s invoice therefor. The purchase order shall be issued by Theratechnologies within [Redacted: Term] from the delivery to Theratechnologies of the Letters of Authorization (as defined below).
     2.2 Commercially Reasonable Efforts. Hospira shall use its commercially reasonable efforts successfully to complete the Project by no later than [Redacted: Date], unless the parties mutually agree to extend this date.
     2.3 Changes in Project Scope. If changes occur in the Project or Product Specifications, or if technical difficulties require that Hospira perform either additional work or repeat work, and such additional work or repeat work is not required due to Hospira’s fault or negligence, Hospira shall provide Theratechnologies with cost estimates for such work. Only if Theratechnologies approves such costs in writing, Hospira shall perform such work and Theratechnologies shall pay Hospira’s costs for such work within [Redacted: Term] of completion of such work. Reimbursement for such additional work or repeat work shall be at the hourly rates set forth in Exhibit 2.3, plus [Redacted: Description of Costs].
Theratechnologies — Hospira Diluent Agreement

Article 3. Theratechnologies’s Regulatory Submissions
     3.1 Access to NDA. Hospira shall grant Theratechnologies reference rights to Hospira’s NDA for the Product. To affect this, Hospira shall execute certain documentation (“Letters of Authorization”) no later than [Redacted: Term] after the Effective Date which shall be delivered to Theratechnologies and the appropriate Regulatory Authorities permitting such Regulatory Authorities to consult Hospira’s NDA in their review of Theratechnologies’s marketing applications. Hospira shall send copies of such Letters of Authorization to Theratechnologies. Hospira shall inform Theratechnologies in advance of any prior approval or changes being effected, amendments or modifications thereto in order to permit Theratechnologies to amend or supplement any effected regulatory applications and filings.
Article 4. Manufacture And Supply Of Product
     4.1 Purchase and Sale of Product. Pursuant to the terms and conditions of this Agreement and for the duration of this Agreement, Hospira shall manufacture, sell and deliver the Product to Theratechnologies, and Theratechnologies shall purchase and take delivery of its total U.S. requirements of the Product exclusively from Hospira for sales of Tesamorelin in the United States. Hospira shall manufacture Product in accordance with the Product Specifications.
     4.2 Product Labeling. Hospira shall label Product in accordance with the Packaging Specifications.
     4.3 Packaging Specifications. The Packaging Specifications shall not be changed without Theratechnologies’s express written consent.
     4.4 Delivery. Hospira shall deliver the Product to Theratechnologies, [Redacted: Delivery Terms] from [Redacted: Place] or such other facility as may be agreed upon in writing by the parties. Shipment shall be via a carrier designated by Theratechnologies. [Redacted: Transfer of Risk]
     4.5 Price and Payment.
          (a) Price. Hospira shall invoice Theratechnologies for the Product at the prices set forth on Exhibit 4.5. Prices are firm through [Redacted: Date]. Beginning [Redacted: Date] and on each succeeding [Redacted: Date] during the term hereof, prices may be increased by Hospira. Hospira will notify Theratechnologies by [Redacted: Date] of the then current calendar year of any price increase to be effective for the ensuing calendar year. Price increases shall be effective for deliveries beginning [Redacted: Date] of each calendar year. Such increases shall not exceed [Redacted: Price Increase Calculation].
          (b) Payment. Hospira shall invoice Theratechnologies upon shipment of Product. Theratechnologies shall make payment net [Redacted: Term] from the date of receipt of Hospira’s invoice.
Theratechnologies — Hospira Diluent Agreement

          (c) Taxes. Any federal, state, county or municipal sales or use tax, excise, customs charges, duties or similar charge, or any other tax assessment (other than that assessed against income), license, fee or other charge lawfully assessed or charged on the manufacture, sale or transportation of Product sold pursuant to this Agreement, shall be paid by Theratechnologies.
     4.6 Replacement of Nonconforming Shipment. Hospira will include a Certificate of Analysis with each batch of Product confirming that the Product has been manufactured in conformity with all applicable quality standards and practices. Theratechnologies shall have a period of [Redacted: Term] from the date of its receipt of a shipment of Product to inspect and reject such shipment for nonconformance with the Product Specifications. Theratechnologies will refer to applicable sections of the United States Pharmacopeia (USP) for testing instructions with reference to Product. Hospira will confirm appropriate interpretation by Theratechnologies of USP test procedures if requested. If Theratechnologies rejects such shipment, it shall promptly so notify Hospira and provide to Hospira samples of such shipment for testing. If Hospira tests such shipment and determines that it did conform to the Product Specifications, the parties shall submit samples of such shipment to a mutually acceptable independent laboratory for testing. If such independent laboratory determines that the shipment conformed to the Product Specifications, Theratechnologies shall bear all expenses of shipping and testing such shipment samples. If Hospira or such independent laboratory confirms that such shipment did not meet the Product Specifications, Hospira shall replace, at no cost to Theratechnologies, that portion of the Product shipment which does not conform to the Product Specifications, and shall bear all expenses of shipping and testing the shipment samples. Any nonconforming portion of any shipment shall be disposed of as directed by Hospira,[Redacted: Expense]. Any Product that Theratechnologies does not reject pursuant to this Section 4.6 shall be deemed accepted, and all claims with respect to Product not conforming with Product Specifications shall be deemed waived by Theratechnologies, except as to latent defects which are not reasonably discoverable, render the Product not conforming to Product Specifications, and are solely caused by Hospira.
4.7 Audit Rights
          (a) Hospira hereby grants Theratechnologies (or its Third Party designees), the right to conduct “for cause” audits of Hospira’s manufacturing facility to address significant Product or safety concerns as discovered through adverse drug events or customer complaints related to Product failures and attributed to Hospira’s manufacture of the Product. Product failures would include issues related to stability out of specification, sterilization, labelling, and container integrity.
          (b) Theratechnologies shall notify Hospira in writing of the intent to audit for cause. The audit shall be limited to no more than [Redacted: Quantity] auditors for no more than [Redacted: Term]. Theratechnologies and Hospira will determine mutually acceptable dates for the audit. Any auditors that are not employees of Theratechnologies shall be required to enter into confidentiality agreements with Hospira and Theratechnologies containing terms of non-disclosure and non-use at least as stringent as those set forth in Article 10. Auditors shall abide by Hospira’s visitor policies. Hospira shall have the right to protect the confidential information of its other clients and products and to limit the audit to such areas of the production facility that are relevant to the Product.
Theratechnologies — Hospira Diluent Agreement

          (c) An exit meeting will be held with representatives from Hospira and Theratechnologies.
          (d) The auditors shall issue a written report of findings within [Redacted: Term] of the audit. Theratechnologies shall provide to Hospira a written report of findings as soon as possible, or within [Redacted: Term] after conclusion of audit. Hospira shall promptly address the audit findings, but in no event later than [Redacted: Term] of receiving the report.
Article 5. Orders And Forecasts
     5.1 Rolling Forecasts. No later than [Redacted: Term] after NDA Acceptance, Theratechnologies shall provide to Hospira an [Redacted: Term] forecast of its requirements of the Products (“Rolling Forecast”) for the [Redacted: Term] period immediately thereafter. Each Rolling Forecast shall be updated on a [Redacted: Term] basis. The [Redacted: Term] of each Rolling Forecast shall be considered a binding commitment upon Theratechnologies to purchase quantities described therein and a binding commitment upon Hospira to produce and deliver such quantities on the delivery dates described therein (“Firm Order”). Upon submission of each such forecast to Hospira, Theratechnologies shall furnish Hospira with a binding purchase order to purchase such quantities of Products as are set forth in the forecast for the most recent [Redacted: Term]. The [Redacted: Term] of each Rolling Forecast shall be non-binding upon the parties.
     5.2 Firm Orders. Each Firm Order shall specify the quantity of Products to be purchased, shipping dates and any other relevant information; provided, however, that no shipping date shall be less than [Redacted: Term] from the date of Hospira’s receipt of such Firm Order. Subject to the previous sentence, Hospira shall supply Products within the time frame requested by Theratechnologies in its Firm Orders.
     5.3 Firm Order Acceptance. Within [Redacted: Term] after receipt of a Firm Order issued in accordance with Section 5.2, Hospira shall confirm to Theratechnologies its acceptance of the purchase order, delivery date(s) and quantity of Products ordered by Theratechnologies. Hospira may not reject a Firm Order if it is issued in accordance with Section 5.2. Hospira shall not be obligated to, but shall at all times use commercially reasonable efforts to meet the delivery dates where the Firm Order is not issued in accordance with Section 5.2.
     5.4 Additional Quantities. Hospira shall supply Theratechnologies up to [Redacted: Quantity] more Product (rounded up to the next full batch size of [Redacted: Quantity] units of Product) than previously ordered in the Firm Order period if requested by Theratechnologies. Hospira shall not be obligated to deliver additional quantities over and above the [Redacted: Quantity] excess, but shall use all reasonable commercial efforts to produce and deliver to Theratechnologies such additional quantities within [Redacted: Term] of issuance of the Firm Order.
     5.5 Firm Order Changes or Cancellations. If, due to unforeseen circumstances, Theratechnologies requests changes to Firm Orders of Products within the Firm Order period, Hospira shall use reasonable commercial efforts to accommodate the changes, other than as
Theratechnologies — Hospira Diluent Agreement

specified in Section 5.4, within reasonable manufacturing capabilities and efficiencies. If Hospira can accommodate such change, Hospira shall advise Theratechnologies of the costs, if any, associated with making any such change and Theratechnologies shall be deemed to have accepted the obligation to pay Hospira for such costs if Theratechnologies indicates in writing to Hospira that Hospira should proceed to make the change. If Hospira cannot accommodate such change, Theratechnologies shall be bound to the original Firm Order. If Theratechnologies cancels a Firm Order, [Redacted: Payment Obligations].
     5.6 Purchase Order Terms. Each purchase order or any acknowledgment thereof, whether printed, stamped, typed, or written shall be governed by the terms of this Agreement and none of the provisions of such purchase order or acknowledgment shall be applicable except those specifying Product and quantity ordered, delivery dates, special shipping instructions and invoice information.
     5.7 Minimum Purchase Requirement. [Redacted: Term] of this Agreement, Theratechnologies shall purchase a minimum of [Redacted: Quantity] batches of Product (“Minimum Purchase Requirement”) after Regulatory Approval. If Regulatory Approval is obtained after [Redacted: Date] in any calendar year, then the Minimum Purchase Requirement shall be applied to the [Redacted: Term]. For purposes of this Section 5.7, a batch size shall be [Redacted: Quantity] units of Product. In lieu of Theratechnologies taking delivery of each Minimum Purchase Requirement of Product, Theratechnologies shall have the option to pay an amount equal to [Redacted: Amount] of that portion of its Minimum Purchase Requirement it has not or will not meet, at the prices set forth in Exhibit 4.4 and waive Hospira’s manufacture and delivery obligations for the unmet Minimum Purchase Requirement. In the latter event, Hospira shall invoice Theratechnologies for the amount payable, and Theratechnologies shall pay Hospira within [Redacted: Term] after receipt of Hospira’s invoice.
Article 6. Product Complaints; Recalls
     6.1 Notification of Complaints. Theratechnologies shall notify Hospira promptly of any Product complaints involving Hospira’s manufacture or packaging of the Product in sufficient time to allow Hospira to evaluate the complaints and assist Theratechnologies in responding to such complaints. Hospira shall investigate Product complaints according to Hospira procedures. Hospira shall inform Theratechnologies forthwith about any notice received by a Regulatory Authority that would potentially hinder or prevent Hospira from manufacturing or delivering the Product to Theratechnologies according to this Agreement.
     6.2 Product Recalls. In the event: (a) any Regulatory Authority or other national government authority issues a request, directive or order that the Product be recalled; (b) a court of competent jurisdiction orders such a recall; or (c) Theratechnologies or Hospira reasonably determines that the Product should be recalled, the parties shall take all appropriate corrective actions, and shall cooperate in any governmental investigations surrounding the recall. In the event that such recall results from [Redacted: Description of Obligation] of this Agreement, Hospira shall be responsible for promptly replacing the quantity of Products that were recalled at no cost to Theratechnologies or reimbursing Theratechnologies for the cost of the Products that were recalled. In addition, Hospira shall be responsible for all administrative expenses of the recall.
Theratechnologies — Hospira Diluent Agreement

In the event that the recall does not result from [Redacted: Description of Obligation] this Agreement, Theratechnologies shall be responsible for the expenses of the recall. For purposes of this Agreement, [Description of Expenses].
Article 7. Warranties; Covenants and Indemnification
     7.1 Theratechnologies’s Warranties.
          (a) Theratechnologies represents and warrants that it will abide by all applicable laws and regulations in performing its obligations under this Agreement.
          (b) Theratechnologies also represents and warrants to Hospira that Theratechnologies’s performance of its obligations under this Agreement will not result in a material violation or breach of any agreement, contract, commitment or obligation to which Theratechnologies is a party or by which it is bound and will not conflict with or constitute a default under its corporate charter or bylaws.
          (c) Theratechnologies further represents and warrants that it will only sell the Product in the United States and only in conjunction with its Tesamorelin product.
     7.2 Hospira’s Warranties and Covenants.
          (a) Hospira represents and warrants to Theratechnologies that the Product Hospira delivers to Theratechnologies pursuant to this Agreement shall, at the time of delivery, not be adulterated or misbranded within the meaning of the Federal Food, Drug and Cosmetic Act, as amended (the “Act”), or within the meaning of any applicable state or municipal law in which the definitions of adulteration and misbranding are substantially the same as those contained in the Act, as the Act and such laws are constituted and effective at the time of delivery and will not be an article which may not under the provisions of Sections 404 and 505 of the Act be introduced into interstate commerce.
          (b) Hospira further represents and warrants to Theratechnologies that Product Hospira delivers to Theratechnologies pursuant to this Agreement shall, at the time of delivery, be free from defects in material and workmanship and shall be manufactured: (i) in accordance and conformity with the Product Specifications; and (ii) in compliance with all applicable statutes, laws, rules or regulations, including those relating to the environment, food or drugs and occupational health and safety, including, without limitation, those enforced or promulgated by the FDA (including, without limitation, compliance with cGMPs).
          (c) Hospira further represents and warrants to Theratechnologies that Hospira’s performance of its obligations under this Agreement will not result in a material violation or breach of any agreement, contract, commitment or obligation to which Hospira is a party or by which it is bound and will not conflict with or constitute a default under its Certificate of Incorporation or corporate bylaws.
Theratechnologies — Hospira Diluent Agreement

          (d) HOSPIRA MAKES NO OTHER WARRANTIES, EXPRESS OR IMPLIED, WITH RESPECT TO PRODUCT. ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION, THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE ARE HEREBY DISCLAIMED BY HOSPIRA.
     7.3 Indemnification by Hospira. Hospira shall indemnify and hold harmless Theratechnologies, its Affiliates, officers, directors and employees from and against all claims, causes of action, suits, costs and expenses (including reasonable attorney’s fees), losses or liabilities of any kind related to this Agreement and asserted by third parties to the extent such arise out of or are attributable to: (a) Hospira’s breach of any representation or warranty set forth in [Redacted: Description of Breach] ; (b) any violation of any proprietary right of any Third Party relating to Hospira’s manufacturing processes used in the manufacture of Product pursuant to this Agreement; or (c) any negligent or wrongful act or omission on the part of Hospira, its employees, agents or representatives and which relate to Hospira’s performance hereunder.
     7.4 Indemnification by Theratechnologies. Theratechnologies shall indemnify and hold harmless Hospira, its Affiliates, officers, directors and employees harmless from and against all claims, causes of action, suits, costs and expenses (including reasonable attorney’s fees), losses or liabilities of any kind related to this Agreement and asserted by third parties to the extent such arise out of or are attributable to: (a) Theratechnologies’s breach of any representation or warranty set forth in [Redacted: Description of Breach] (b) the use of or lack of safety or efficacy of Tesamorelin (unless caused by the Product); or (c) any negligent or wrongful act or omission on the part of Theratechnologies, its employees, agents or representatives and which relate to Theratechnologies’s performance hereunder.
     7.5 Conditions of Indemnification. If either party seeks indemnification from the other hereunder, it shall promptly give notice to the other party of any such claim or suit threatened, made or filed against it which forms the basis for such claim of indemnification and shall cooperate fully with the other party in the investigation and defense of all such claims or suits. The indemnifying party shall have the option to assume the other party’s defense in any such claim or suit with counsel reasonably satisfactory to the other party. No settlement or compromise [Redacted: Settlement Conditions].
Theratechnologies — Hospira Diluent Agreement

     7.6 No Consequential Damages. NEITHER PARTY SHALL BE LIABLE TO THE OTHER FOR INDIRECT, INCIDENTAL, SPECIAL, PUNITIVE, EXEMPLARY OR CONSEQUENTIAL DAMAGES RESULTING FROM ANY BREACH OF THIS AGREEMENT EVEN IF THE PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. THIS LIMITATION ON LIABILITY SHALL NOT APPLY TO ANY DAMAGES OR CLAIMS FOR WHICH EITHER PARTY IS OBLIGATED TO INDEMNIFY THE OTHER PARTY PURSUANT TO THIS ARTICLE 7.
Article 8. Intellectual Property Rights
     8.1 Hospira’s Proprietary Rights. Hospira has granted no license, express or implied, to Theratechnologies to use Hospira proprietary technology, know-how or other proprietary rights other than for the purposes of this Agreement.
     8.2 Theratechnologies’s Proprietary Rights. Theratechnologies has granted no license, express or implied, to Hospira to use Theratechnologies’s proprietary technology, know-how or other proprietary rights.
Article 9. Term And Termination
     9.1 Term. This Agreement shall commence on the Effective Date and, unless earlier terminated as provided below, shall expire [Redacted: Term] years after the Effective Date (the “Initial Term”). Unless otherwise terminated in accordance with this Article 9, this Agreement shall be automatically extended for additional and successive terms of [Redacted: Term] each (each, a “Renewal Term”) unless either party gives the other party no less than [Redacted: Term] written notice of its intention not to renew prior to the expiry of the Initial Term. During any Renewal Term, either party may give notice of its intention not to renew the current Renewal Term by providing the other party with no less than [Redacted: Term] written notice of its intention not to renew prior to the expiry of the relevant Renewal Term.
     9.2 Failure to Obtain Regulatory Approval. Either party may terminate this Agreement by giving to the other party [Redacted: Term] prior written notice if Tesamorelin has not received FDA regulatory approval by [Redacted: Date].
     9.3 General Termination Rights. Either party may terminate this Agreement as follows:
          (a) Immediately by providing written notice upon the bankruptcy or the insolvency of the other party; or
          (b) Upon the expiry of [Redacted: Term] prior written notice given by a party upon the breach of any warranty or any other material provision of this Agreement by the other party if the breach is not cured within that [Redacted: Term] period.
Theratechnologies — Hospira Diluent Agreement

     9.4 Hospira Termination. If, in any [Redacted: Term], Theratechnologies waives Hospira’s manufacturing and delivery obligations pursuant to Section 5.7, Hospira may terminate this Agreement upon [Redacted: Term] prior written notice to Theratechnologies.
     9.5 Theratechnologies Termination.
          (a) Theratechnologies shall have the right to terminate this Agreement by giving [Redacted: Term], prior written notice to Hospira if such notice is given prior to its obtaining Regulatory Approval together with payment of [Redacted: Amount], provided, however, that such amount shall be payable only if Theratechnologies has not purchased at least [Redacted: Quantity] batch of Product prior to its obtaining Regulatory Approval. In the [Redacted: Name] and Hospira enter into a commercial Development and Supply Agreement [Redacted: Purpose of Agreement].
          (b) Additionally, Theratechnologies shall have the right to terminate this Agreement upon [Redacted: Term] prior written notice to Hospira in the event that Theratechnologies is required definitively to remove Tesamorelin from the United States market pursuant to an order issued by the FDA.
     9.6 Mutual Termination. Either party shall have the right to terminate this Agreement [Redacted: Description of Cause] ; provided, however, that the party wishing to terminate gives the other party no less than [Redacted: Term] prior written notice during the Initial Term and [Redacted: Term] prior written notice during any Renewal Term.
     9.7 Accrued Payment Obligations. Upon termination pursuant to this Article 9, except by reason of breach by Hospira, Theratechnologies shall reimburse Hospira for Hospira’s cost of all supplies purchased and on hand or on order, if such supplies were ordered by Hospira based on firm purchase orders or Theratechnologies’s estimates of its requirements of Product, and such supplies cannot be reasonably used by Hospira for other purposes. Hospira shall invoice Theratechnologies for all amounts due hereunder. Payment shall be made pursuant to Section 4.5(b).
     9.8 Survival. Expiration or early termination of this Agreement shall not relieve either party of any obligations that it may have incurred prior to expiration or early termination’ in particular those covenants and agreements contained in Articles 4 (excluding Section 4.1), 6, 7 and 11, which will continue in full force and effect for a period of [Redacted: Term] unless a different time period is indicated in this Agreement.
Article 10. Confidential Information
     10.1 Nondisclosure. It is contemplated that in the course of the performance of this Agreement each party may, from time to time, disclose Confidential Information to the other. Hospira agrees that, except as expressly provided herein, it shall not disclose Confidential Information received from Theratechnologies, and shall not use Confidential Information disclosed to it by Theratechnologies, for any purpose other than to fulfill Hospira’s obligations hereunder. Theratechnologies agrees that, except as expressly provided herein, it shall not disclose
Theratechnologies — Hospira Diluent Agreement

Confidential Information received from Hospira, and shall not use Confidential Information disclosed to it by Hospira, for any purpose other than to fulfill Theratechnologies’s obligations hereunder.
     10.2 Exceptions to Duty of Nondisclosure. Notwithstanding the above, nothing contained in this Agreement shall preclude Theratechnologies from utilizing Confidential Information as may be necessary to obtaining governmental marketing approvals pursuant to the terms and conditions of this Agreement, or for either party to comply with applicable governmental laws and regulations or court orders (provided that the party disclosing such information uses reasonable efforts to seek confidential treatment of such information, except as required to file and prosecute such patent applications). The obligations of the parties relating to Confidential Information shall survive for a period of [Redacted: Term] after the expiry or earlier termination of this Agreement.
     10.3 Public Announcements. Neither party shall make any public announcement concerning the transactions contemplated herein, or make any public statement which includes the name of the other party or any of its Affiliates, or otherwise use the name of the other party or any of its Affiliates in any public statement or document, except as may be required by law or judicial order, without the written consent of the other party, which consent shall not be unreasonably withheld. Subject to any legal or judicial disclosure obligation, any such public announcement proposed by a party that names the other party shall first be provided in draft to the other party. Hospira acknowledges that Theratechnologies is a publicly traded company with continuous disclosure obligations. Accordingly, Theratechnologies may have to disclose in a press release, a material change report, its financial statements and its other continuous disclosure documents the execution of this agreement and the material terms thereof. In addition, Hospira acknowledges that Theratechnologies may have to file this Agreement with the Canadian securities regulatory authorities in order to fulfill its continuous disclosure obligations in Canada.
     10.4 Injunctive Relief. The parties acknowledge that either party’s breach of this Article 10 may cause the other party irreparable injury for which it would not have an adequate remedy at law. In the event of a breach, the non-breaching party may be entitled to injunctive relief in addition to any other remedies it may have at law or in equity.
Article 11. Miscellaneous
     11.1 Force Majeure.
          (a) Excusable Delay. Any delay in the performance of any of the duties or obligations of either party hereto (except the payment of money) shall not be considered a breach of this Agreement and the time required for performance shall be extended for a period equal to the period of such delay, provided that such delay has been caused by or is the result of any acts of [Redacted: Description of Events], or other unforeseeable causes beyond the control and without the fault or negligence of the party so affected. The affected party shall give prompt notice to the other party of such cause, and shall take promptly whatever reasonable steps are necessary to relieve the effect of such cause.
Theratechnologies — Hospira Diluent Agreement

          (b) Transfer of Production. If Hospira becomes subject to an event of force majeure which interferes with production of Product at Hospira’s Rocky Mount, North Carolina facility, the parties shall mutually agree on implementation of an agreed-upon action plan to transfer production of Product to another Hospira facility. The parties shall, after the execution of this Agreement and at the request of either party, meet to discuss and define such an action plan.
     11.2 Notices. All notices hereunder shall be delivered as follows: (a) personally; (b) by facsimile and confirmed by first class mail (postage prepaid); (c) by registered or certified mail (postage prepaid); or (d) by overnight courier service, to the following addresses of the respective parties:
If to Theratechnologies:
2310 Alfred-Nobel Boulevard
Montreal, PQ
H4 2A4 Canada
Attention:  Vice President
                  Pharmaceutical Development

Facsimile: (514) 331-7321

If to Hospira:	With copy to:

Hospira Worldwide, Inc.	Hospira Worldwide, Inc.
275 North. Field Drive	Building H1; Department NLEG
Lake Forest, Illinois 60045	275 N. Field Drive
Attention General Manager, Contract	Lake Forest, IL 60045
Manufacturing	Attention: General Counsel

Facsimile: (224) 212-3210	Facsimile: (224) 212-2086
Notices shall be effective upon receipt if personally delivered or delivered by facsimile and confirmed by first class mail, on the third business day following the date of registered or certified mailing or on the first business day following the date of or delivery to the overnight courier. A party may change its address listed above by written notice to the other party.
     11.3 Choice of Law. This Agreement shall be construed, interpreted and governed by the laws of the State of New York, excluding its choice of law provisions. The United Nations Convention on the International Sale of Goods is hereby expressly excluded.
     11.4 Alternative Dispute Resolution. The parties recognize that bona fide disputes may arise which relate to the parties’ rights and obligations under this Agreement. The parties agree that, except as provided in Section 4.6 and for Third Party claims for which a party has a claim under this Agreement, all such disputes resulting from or arising under this Agreement shall be resolved by alternative dispute resolution in accordance with the procedure set forth in Exhibit 11.4. Notwithstanding the foregoing, nothing in this Agreement shall prevent either party from
Theratechnologies — Hospira Diluent Agreement

bringing proceedings in a court of competent jurisdiction in order to obtain a preliminary injunction or other equitable relief or to enforce an award of the tribunal constituted pursuant to this Section 11.4.
     11.5 Assignment. Neither party shall assign this Agreement nor any part thereof without the prior written consent of the other party; provided, however: (a) either party may assign this Agreement to one of its wholly-owned subsidiaries or its parent corporation without such consent; and (b) either party, without such consent, may assign this Agreement in connection with the transfer, sale or divestiture of substantially all of its business to which this Agreement pertains or in the event of its merger or consolidation with another company. Notwithstanding the foregoing, Theratechnologies, without such consent, shall have the right to assign this Agreement to [Redacted: Name]. Any permitted assignee shall assume all obligations of its assignor under this Agreement. No assignment shall relieve any party of responsibility for the performance of any accrued obligation which such party then has hereunder.
     11.6 Entire Agreement. This Agreement, together with the Exhibits referenced and incorporated herein, constitute the entire agreement between the parties concerning the subject matter hereof and supersede all written or oral prior agreements or understandings with respect thereto.
     11.7 Severability. This Agreement is subject to the restrictions, limitations, terms and conditions of all applicable governmental regulations, approvals and clearances. If any term or provision of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other term or provision hereof, and this Agreement shall be interpreted and construed as if such term or provision, to the extent the same shall have been held to be invalid, illegal or unenforceable, had never been contained herein.
     11.8 Waiver-Modification of Agreement. No waiver or modification of any of the terms of this Agreement shall be valid unless in writing and signed by authorized representatives of both parties. Failure by either party to enforce any such rights under this Agreement shall not be construed as a waiver of such rights, nor shall a waiver by either party in one or more instances be construed as constituting a continuing waiver or as a waiver in other instances.
     11.9 Insurance. Hospira will procure and maintain, at its own expense, for the duration of the Agreement, and for [Redacted: Term] thereafter if written on a claims made or occurrence reported form, the types of insurance specified below with carriers rated [Redacted: Rating] with A. M. Best or like rating agencies.
          (a) Workers’ Compensation accordance with applicable statutory requirements and shall provide a waiver of subrogation in favor of the other party;
          (b) Commercial General Liability including premises operations, products & completed operations, blanket contractual liability, personal injury and advertising injury including fire legal liability for bodily injury and property damage in an amount not less than [Redacted: Amount] and [Redacted: Amount] ; and
Theratechnologies — Hospira Diluent Agreement

          (c) Excess Liability, including products liability with a combined single limit in an amount of not less than [Redacted: Amount] ;
     Hospira may, at its option, satisfy, in whole or in part, its obligations under this Section 11.9 through its self- insurance program.
     11.10 Exhibits. All Exhibits referred to herein are hereby incorporated by reference.
     11.11 Debarment Warranty. Hospira and Theratechnologies represent and warrant that neither party uses nor will use in the future use in any capacity the services of any person debarred under Section (a) or (b) of 21 U.S.C. Section 335a.
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SIGNATURE PAGE FOLLOWS
Theratechnologies — Hospira Diluent Agreement

     In Witness Whereof, the parties intending to be bound by the terms and conditions hereof have caused this Agreement to be signed by their duly authorized representatives as of the date first above written.

HOSPIRA WORLDWIDE, INC.			THERATECHNOLOGIES, INC

By:	(signed) Anthony Cacich		By:	(signed) Luc Tanguay

	Name:	Anthony Cacich		Name:	Luc Tanguay
	Title:	Vice President & General Manager,		Title:	Senior Executive Vice President and
		Contract Manufacturing			Chief Financial Officer

			By:	(signed) Pierre Perazzelli

				Name:	Pierre Perazzelli
				Title:	Vice President, Pharmaceutical Development
Diluent Development and Supply Agreement- Redacted final
Theratechnologies — Hospira Diluent Agreement

Exhibit 1.7
Packaging Specifications
[Redacted: Packaging Specifications]

Exhibit 1.9
Product Specifications
[Redacted: Product Specifications]

Exhibit 2.1
Development of Bulk Packaging Container Activities
[Redacted: Description of Activities]

Exhibit 2.3
Hourly Rates
[Redacted: Rates]

Exhibit 4.5
Product Prices
[Redacted: Prices]

Exhibit 11.4
Alternative Dispute Resolution
[Redacted: Dispute Resolution]